Form G-FIN



07000158

RECEIVED

2007 SEP 25 AM 11:36

SEC / MR

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE
11-37

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934


RECEIVED
SEP 20 2007
Credit Market Risk

1. Check appropriate regulatory agency (ARA):

   A. [x] Comptroller of the Currency
   B. [ ] Board of Governors of the Federal Reserve System
   C. [ ] Federal Deposit Insurance Corporation
   D. [ ] Office of Thrift Supervision
   E. [ ] Securities and Exchange Commission

2. Conducts business as:

   A. [ ] Government Securities Broker
   B. [ ] Government Securities Dealer
   C. [x] Government Securities Broker and Dealer

3. Filing status of notice:

   A. [ ] Notice
   B. [x] Amendment

4. A. Full name of the financial institution:
   FTN Financial Capital Markets

   B. Address of principal office of financial institution:
   845 Crossover Lane, Suite 150 Memphis, TN 38117

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):
   Same

   PROCESSED
   FEB 21 2008
   THOMSON FINANCIAL

   D. Mailing address if different from (B) or (C):
   N/A

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Joel Ross	Senior VP	901-435-8712

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [x] Yes B. [ ] No

   (If yes, provide addresses and describe activities.)
   See Attached List

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
See Attached List			
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☒ Yes B. ☐ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Joel	S	Ross	Senior VP



Manual Signature

9/19/07

Date

FTN FINANCIAL CAPITAL MARKETS G-FIN AMENDMENT
September 2007

#5 Additional Locations

All offices below conduct government securities broker/dealer activities. They also transact business in municipals, CD's, mortgages, and money market instruments.

99 Summer Street, Suite 1730
Boston, MA 02110

6101 Carnegie Blvd, Suite 460
Charlotte, NC 28209

500 West Madison Street, Suite 2940
Chicago, IL 60661

Sterling Plaza
5949 Sherry Lane, Suite 810
Dallas, TX 75225

Lighton Tower
7500 College Blvd, Suite 1170
Overland Park, KS 66210

Manhattan Towers
1230 Rosecrans Avenue, Suite 690
Manhattan Beach, CA 90266

One St. Louis Centre, Suite 3000
Mobile, AL 36602

350 Madison Avenue
7th Floor ***Added the Floor Number***
New York, NY 10017

17015 N Scottsdale Road, Suite 220
Scottsdale, AZ 85255

1 Penn Center
1617 JFK Blvd, Suite 840
Philadelphia, PA 19103

3805 Crestwood Parkway
Suite 150
Duluth, GA 30096

1301 E. Ninth Street
Suite 3232
Cleveland, OH 44114

1400 Old Country Road
Parkway Plaza, Suite 407
Westbury, NY 11590

10 Exchange Place
9th Floor
Jersey City, NJ 07302

303 West Main Street
Freehold, NJ 07728

1266 East Main Street
Soundview Plaza, 4th Floor
Stamford, CT 06902

#6 Management, Direction, or Supervison

Name	Title
Mike Kisber	Manager
Tim Romanow	Trading Manager/Wholesale Markets
Joel Ross	Risk Control Manager
Michael Heflin	Portfolio Strategies Manager
Jim Vogel	Head of Research
Allen Riggs	Controller
Bill Buck	Operations Manager
Jerry Hubbard	Manager, Capital Assets
Addison Hanan	Sales Manager
Rodney Turner	Sales Manager
Mat Parker	Sales Manager
Chris Childs	Branch Manager Summer Street, Boston, MA
Michael Regan	Branch Manager Carnegie Blvd, Charlotte, NC
Robert Hatcher	Branch Manager St. Louis Centre, Mobile, AL
Stephen Mullin	Branch Manager JFK Blvd, Philadelphia, PA
Scott Hinchman	Branch Manager Crestwood Parkway, Duluth, GA
Dean Prainito	Branch Manager Old Country Road, Westbury, NY
Brian Boyle	Branch Manager West Main St, Freehold, NJ
Maurice Nagle	Branch Manager East Main Street, Stamford, CT
Kathy Lafreniere	Branch Manager West Madison St, Chicago, IL
Whitney Waller	Branch Manager Sherry Lane, Dallas, TX

END